

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2010

Mr. Richard Cowan, Chief Financial Officer
Cannabis Science, Inc.
6946 N. Academy Blvd., Suite B No. 254
Colorado Springs, CO 80918

Re: Cannabis Science, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 0-28911

Dear Mr. Cowan:

We issued oral comments to you on April 6, 2010, which stated that you are required to amend your March 31, 2009, June 30, 2009 and September 30, 2009 Forms 10-Q to correct for the error related to your 2008 interim reporting of your discontinued oil and gas operations. We note that you filed an Item 4.02 Form 8-K on May 11, 2010 to announce non-reliance on your March 31, 2008, June 30, 2008 and September 30, 2008 interim financial statements. However, as of the date of this letter, the Forms 10-Q have not been amended and therefore, these comments remain outstanding and unresolved. We expect you to contact us by June 24, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 24, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Gary Newberry at 202 551-3761 if you have any questions.

Sincerely,

Chris White
Branch Chief